Exhibit 99.1

CAZOO GROUP LTD

2.00% CONVERTIBLE SENIOR NOTES DUE 2027
PURCHASE AGREEMENT

dated as of

February 9, 2022

i

4.20	Internal Controls	11
4.21	Preparation of Financial Statements	11
4.22	Disclosure Controls and Procedures	11
4.23	Anti-Bribery Laws	11
4.24	Sanctions	12
4.25	Money Laundering Laws	12
4.26	Privacy Laws	12
4.27	Brokers	12
4.28	Absence of Certain Changes	12
4.29	No Piggybacking	13
4.30	Compliance with Applicable Laws	13
4.31	Listing and Maintenance Requirements	13
4.32	No Undisclosed Liabilities	13
4.33	Intellectual Property	13
4.34	Title to Real and Personal Property	14
4.35	All Necessary Permits	14

Article 5 Representations and Warranties of the Purchasers		14
5.1	Representations and Warranties of Purchaser	14

Article 6 Additional Covenants		18
6.1	No Integration	18
6.2	DTC	18
6.3	Transfer Agent	19
6.4	Available Securities	19
6.5	No Restricted Resales	19
6.6	Efforts	19
6.7	Transfer Restrictions	19
6.8	Antitrust Approval	21

Article 7 Termination		21
7.1	Termination	21
7.2	Effect of Termination	21

Article 8 Miscellaneous		22
8.1	Notices	22
8.2	Survival	22
8.3	Entire Agreement; Amendments	23
8.4	Successors and Assigns	23

ii

8.5	Taxation	23
8.6	Governing Law	23
8.7	Jury Trial	23
8.8	Expenses, Etc	24
8.9	Captions	24
8.10	Severability	24
8.11	Counterparts	24
8.12	No Waiver	24
8.13	Damages Waiver; Specific Performance	24
8.14	Public Announcements	24
8.15	Non-Recourse	25

Schedule I Purchasers
Schedule II Accredited Investor Questionnaire
Schedule III Closing Procedures
Schedule IV Purchaser Settlement Details

EXHIBIT A Form of Indenture
EXHIBIT B Form of Registration Rights Agreement
EXHIBIT C-1 Form of Opinion of Maples and Calder
EXHIBIT C-2 Form of Opinion of Freshfields Bruckhaus Deringer US LLP

iii

2.00% CONVERTIBLE SENIOR NOTES DUE 2027

PURCHASE AGREEMENT

This Purchase Agreement (this “Agreement”), dated as of February 9, 2022, is entered into by and among Cazoo Group Ltd, a Cayman Islands exempted company (the “Company”), and the parties listed on Schedule I hereto (each a “Purchaser” and, collectively, the “Purchasers”) (the Company and the Purchasers being sometimes hereinafter referred to individually as a “Party” and collectively as the “Parties”), with reference to the following:

RECITALS

WHEREAS, the Company desires to sell, and each Purchaser desires to purchase, the principal amount of the Company’s 2.00% Convertible Senior Notes due 2027 (the “Securities”) specified opposite such Purchaser’s name in Schedule I hereto upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the Securities will be issued pursuant to an Indenture dated the Closing Date substantially in the form set forth as Exhibit A to this Agreement (the “Indenture”), between the Company, as Issuer, and U.S. Bank Trust Company National Association, as trustee (the “Trustee”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Article 1

Definitions and Interpretation

1.1 Defined Terms. Capitalized terms used in this Agreement (including in the Preamble and the Recitals hereto) without other definition shall have the following meanings, unless the context clearly requires otherwise:

“Affiliate” has the meaning ascribed to such term in Rule 501 under the Securities Act; provided that no portfolio company of any Purchaser or its Affiliates shall be deemed an Affiliate of such Purchaser and its other Affiliates so long as such portfolio company (x) has not been directed, encouraged, instructed, assisted, advised or supported by, or coordinated with, such Purchaser or any of its Affiliates or any director, officer, advisor or employee affiliated with such Purchaser in carrying out any act prohibited by this Agreement, (y) is not a member of group (as such term is defined in Section 13(d)(3) of the Exchange Act) with either such Purchaser or any of its Affiliates with respect to any securities of the Company, and (z) has not received from such Purchaser or any Affiliate of such Purchaser or any director, officer, advisor or employee affiliated with such Purchaser, directly or indirectly, any confidential information with respect to the Company.

“Agreement” means this Purchase Agreement, including all Schedules, Exhibits and other attachments hereto, with respect to the Company’s 2.00% Convertible Senior Notes due 2027, as it may be amended from time to time in accordance with the terms hereof.

“Applicable Purchase Price” has the meaning ascribed to such term in Section 2.2 hereof.

“Articles” means the Company’s Memorandum and Articles of Association.

“Board of Directors” shall mean the board of directors of the Company.

“BSA/Patriot Act” has the meaning ascribed to such term in Section 5.1.12 hereof.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or London, United Kingdom are required or authorized by law to close.

“Closing” has the meaning ascribed to such term in Section 3.1 hereof.

“Closing Actions” has the meaning ascribed to such term in Section 3.2 hereof.

“Closing Date” has the meaning ascribed to such term in Section 3.1 hereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning ascribed to such term in the Preamble to this Agreement.

“Control” means, for any person, the power to direct the management and policies of that person, directly or indirectly, whether through the ownership of voting securities or beneficial interests, by contract or otherwise. The terms “Controlling” and “Controlled” have meanings correlative to the foregoing.

“DTC” refers to The Depository Trust Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Financial Promotion Order” means the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended).

“FINRA” means the United States Financial Industry Regulatory Authority.

“FSMA” means the United Kingdom Financial Services and Markets Act 2000.

“GAAP” means generally accepted accounting principles in the United States.

“Goldman Sachs” means Goldman Sachs International.

“Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality, whether federal, state, local or foreign, and any applicable industry self-regulatory organization.

“Holdings” means Cazoo Holdings Limited.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Investor Rights Agreement” means the Investor Rights Agreement, dated as of August 26, 2021, among the Company and the other parties thereto.

“Lead Investor” means, collectively, Viking Global Equities Master Ltd. and Viking Global Equities II LP.

“Locked-Up Securities” has the meaning ascribed to such term in Section 6.7.1 hereof.

“Lock-Up Period” has the meaning ascribed to such term in Section 6.7.1 hereof.

“Losses” means all losses, claims, damage, liabilities, costs, expenses (including reasonable expenses of investigation and reasonable attorney’s fees and expense), judgments, fines, penalties, charges and amounts paid in settlement.

“Material Adverse Effect” means an event, change, development or occurrence or other matter that has a material adverse effect on the general affairs, management, or the current or future financial position, shareholders’ equity or results of operations of the Company and its subsidiaries.

“Money Laundering Laws” has the meaning ascribed to such term in Section 4.25 hereof.

“NYSE” means the New York Stock Exchange.

“Ordinary Shares” means the Class A ordinary shares of the Company, par value $0.0001 per share.

“Party” or “Parties” has the meaning ascribed to such term in the Preamble to this Agreement.

“Plan” has the meaning ascribed to such term in Section 5.1.13 hereof.

“Purchaser” has the meaning ascribed to such term in the Preamble to this Agreement.

“Registration Rights Agreement” means the registration rights agreement substantially in the form set forth as Exhibit B to this Agreement.

“Sanctioned Person” has the meaning ascribed to such term in Section 5.1.12 hereof.

“Sanctions” has the meaning ascribed to such term in Section 4.24 hereof.

“SEC” means the U.S. Securities and Exchange Commission, or any other U.S. federal agency at the time administering the Securities Act.

“SEC Documents” means all reports, schedules, forms, statements and other documents filed by the Company with the SEC, and all exhibits and appendices included therein and financial statements, notes and schedules thereto, and documents incorporated by reference therein, on or after August 26, 2021, in each case pursuant to the reporting requirements of the Exchange Act.

“Securities” has the meaning ascribed to such term in the Recitals to this Agreement.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder.

“Short Sales” include, without limitation, (i) all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and (ii) sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

“subsidiary” means with respect to the Company and at any time, any entity at such time directly or indirectly (i) wholly or majority owned by any of the Company and/or any other subsidiary of the Company or (ii) Controlled by any of the Company and/or any other subsidiary of the Company.

“Third Party Tender/Exchange Offer” shall mean any tender or exchange offer made to the holders of Ordinary Shares by a Third Party for a number of shares of Voting Stock of the Company that, if consummated, would result in a Fundamental Change (as defined in the Indenture).

“Transactions” has the meaning ascribed to such term in Section 2.1 hereof.

“Transfer” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate, hedge or otherwise dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation, hedge or other disposition of, any interest owned by a person or any interest (including a beneficial interest) in, or the ownership, control or possession of, any interest owned by a person, establish or increase of a put equivalent position or liquidate with respect to or decrease of a call equivalent position within the meaning of Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any security, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, engage in any Short Sales with respect to any security or publicly announce any intention to effect any of the foregoing transactions.

“Underlying Securities” has the meaning ascribed to such term in Section 2.3 hereof.

“Voting Stock” shall mean securities of any class or kind having the power to vote generally for the election of directors, managers or other voting members of the governing body of the Company or any successor thereto.

1.2 Interpretation. Except where otherwise expressly provided or unless the context otherwise necessarily requires, in this Agreement (including in the Recitals hereto):

(a) Reference to a given Article, Section, Subsection, clause, or Exhibit is a reference to an Article, Section, Subsection, clause, or Exhibit of this Agreement.

(b) The terms “hereof’, “herein”, “hereto”, “hereunder” and “herewith” refer to this Agreement as a whole.

(c) Reference to a given agreement, instrument, document or law is a reference to that agreement, instrument, document or law as modified, amended, supplemented and restated through the date as of which such reference is made, and, as to any law, any successor law.

(d) Reference to a person includes its predecessors, successors and permitted assigns.

(e) The singular includes the plural and the masculine includes the feminine, and vice versa.

(f) “Includes” or “including” means “including, for example and without limitation.”

(g) References to “days” means calendar days.

(h) Any item disclosed by a Party on any schedule to this Agreement shall be deemed to be disclosed and incorporated by reference into each other schedule or representation or warranty delivered or made by such Party in this Agreement, as though fully set forth therein.

Article 2

Summary of Transactions

2.1 Sale and Purchase of Securities. Subject to the terms and conditions hereof (i) the Company agrees to issue and sell to each Purchaser, and each Purchaser agrees to purchase and acquire, the number of Securities specified opposite such Purchaser’s name in Schedule I hereto, at a purchase price of $1,000 per $1,000 principal amount of the Securities purchased, and (ii) the Parties shall take or cause to be taken the other actions described in Section 3.2 (collectively, the “Transactions”). Each Purchaser shall, severally and not jointly, be liable for only the purchase of the Securities that appear on Schedule I hereto that relate to such Purchaser. The Company’s agreement with each Purchaser is a separate agreement, and the sale of the Securities to be purchased by each Purchaser is a separate sale. The obligations of each Purchaser hereunder are expressly not conditioned on the purchase by the other Purchasers of the Securities such other Purchasers have agreed to purchase. Each Purchaser shall pay the Applicable Purchase Price in immediately available funds at the Closing in accordance with Section 3.2.1, subject to the satisfaction or waiver of the conditions to closing contained herein.

2.2 Purchase Price. The amount payable by each Purchaser for all of the Securities to be purchased by such Purchaser hereunder is set forth opposite such Purchaser’s name on Schedule I hereto (such amount, as applicable to a Purchaser, the “Applicable Purchase Price”).

2.3 Underlying Securities. The Securities will be convertible into Ordinary Shares on the terms, and subject to the conditions, set forth in the Indenture (as defined below). The Ordinary Shares into which the Securities are convertible are referred to herein as the “Underlying Securities.”

Article 3

Closing and Closing Conditions

3.1 Time and Place of the Closing. The closing (the “Closing”) of the transactions contemplated hereby shall take place at the offices of Freshfields Bruckhaus Deringer US LLP, New York, New York, 601 Lexington Avenue, 31st Floor, New York, NY 10022. The Closing shall occur at 10:00 am (Eastern Standard Time) on the fifth Business Day immediately following the date of execution and delivery of this Agreement by the parties hereto (or such other time and date as shall be agreed by the Company and the Lead Investor, but no later than seven Business Days following the date of execution and delivery of this Agreement), subject to the satisfaction of the conditions set forth in this Article 3 (the date on which the Closing occurs, the “Closing Date”).

3.2 Actions at the Closing. At the Closing, the Company and the Purchasers (as applicable) shall take or cause to be taken the following actions (the “Closing Actions”):

3.2.1 Payment of Purchase Price. Each Purchaser shall pay the Applicable Purchase Price to the Company by wire transfer in immediately available funds to the account provided to each Purchaser in writing prior to the Closing. The Applicable Purchase Price shall be paid in accordance with the closing instructions outlined herein on Schedule III.

3.2.2 Delivery of Securities. In exchange for the payment referenced in Section 3.2.1 above, the Company shall deliver to each Purchaser the Securities to be purchased by such Purchaser hereunder. Securities will be delivered to each Purchaser in accordance with the settlement details for each Purchaser included herein on Schedule IV.

3.2.3 Additional Actions. The Parties shall execute and deliver, or cause to be executed and delivered, all other documents, and take such other actions, in each case as shall be necessary or appropriate, to consummate the transactions contemplated hereby, all in accordance with the provisions of this Agreement.

3.3 Conditions Precedent to Obligations of each Purchaser. The obligation of each Purchaser to consummate the purchase of the Securities to be purchased by such Purchaser at Closing shall be subject to the accuracy of the representations and warranties of the Company contained herein as of the Closing Date (except to the extent only made as of an earlier date, in which case as of such earlier date) and each of the following conditions, any of which conditions may be waived by such Purchaser in its sole discretion:

3.3.1 Indenture. The Purchasers shall have received an executed copy of the Indenture duly executed by the Company and the Trustee.

3.3.2 Registration Rights Agreement. The Purchasers shall have received an executed copy of the Registration Rights Agreement duly executed by the Company.

3.3.3 Good Standing Certificate. The Company shall cause to be delivered to the Purchasers a good standing certificate issued by the Registrar of Companies of the Cayman Islands, dated not more than three Business Days prior to the Closing Date to the effect that the Company is validly existing and in good standing under the laws of the Cayman Islands.

3.3.4 Officer’s Certificate. The Company shall cause to be delivered to the Purchasers a certificate of an officer of the Company, certifying as to (1) the Company’s Memorandum and Articles of Association (the “Articles”), (2) board resolutions authorizing the issuance of the Securities, (3) the incumbency of the officer(s) authorized to execute this Agreement, the Indenture, the Registration Rights Agreement and the certificates evidencing the Securities, setting forth the name and title and bearing the signatures of such officer(s) and (4) the satisfaction of the conditions set forth in Sections 3.2.2 and 3.3.5 and the accuracy of the representations and warranties of the Company contained herein as of the Closing Date (except to the extent only made as of an earlier date, in which case as of such earlier date).

3.3.5 Performance of Closing Actions. The Company shall have performed in all material respects all the covenants and agreements required to be performed by it at or before Closing, including its Closing Actions.

3.3.6 No Adverse Order. There shall be no injunction of any nature of any governmental authority of competent jurisdiction or any law that is in effect that restrains, prohibits or prevents the consummation of the transactions contemplated hereby, that directs that the transactions contemplated hereby not be consummated, or which has the effect of rendering it unlawful to consummate the transactions contemplated hereby.

3.3.7 Opinions. The Company shall cause to be delivered to the Purchasers the opinion of (i) Maples and Calder, Cayman Islands legal counsel for the Company, and (ii) Freshfields Bruckhaus Deringer US LLP, United States legal counsel for the Company, dated as of the Closing Date, substantially in the forms set forth as Exhibits C-1 and C-2 to this Agreement.

3.3.8 Supplemental Listing. The Company shall have filed a supplemental listing application with the NYSE with respect to the Ordinary Shares issuable upon conversion of the Securities, which shall have been approved by the NYSE subject to notice of final issuance of the Securities.

3.4 Conditions Precedent to Obligations of the Company. The obligation of the Company to issue the applicable principal amount of Securities to each Purchaser, as applicable, at the Closing shall be subject to the accuracy of the representations and warranties of such Purchaser contained herein as of the Closing Date (except to the extent only made as of an earlier date, in which case as of such earlier date) and each of the following conditions, any of which conditions may be waived by the Company in its sole discretion:

3.4.1 Registration Rights Agreement. The Company shall have received an executed copy of the Registration Rights Agreement duly executed by such Purchaser.

3.4.2 Performance of Closing Actions. Such Purchaser shall have performed in all material respects all the covenants and agreements required to be performed by it at or before Closing, including its Closing Actions.

3.4.3 No Adverse Order. There shall be no injunction of any nature of any governmental authority of competent jurisdiction or any law that is in effect that restrains, prohibits or prevents the consummation of the transactions contemplated hereby, that directs that the transactions contemplated hereby not be consummated, or which has the effect of rendering it unlawful to consummate the transactions contemplated hereby.

3.4.4 Minimum Amount. The aggregate principal amount of Securities purchased by the Purchasers named in Schedule I hereto is equal to at least $300,000,000.

Article 4

Representations and Warranties of the Company

The Company hereby represents and warrants to the Purchasers as of the date hereof and as of the Closing Date that:

4.1 No Registration Required; Rule 144A Eligibility. Subject to compliance by the Purchasers with the representations and warranties set forth in Article 5 hereof, it is not necessary in connection with the offer, sale, issuance and delivery of the Securities to the Purchasers in the manner contemplated by this Agreement to register the Securities (or the Underlying Securities upon conversion thereof) under the Securities Act. The Securities are not of the same class as securities listed on a national securities exchange registered under Section 6 of the Exchange Act, or quoted in a U.S. automated interdealer quotation system. The Company is subject to the reporting requirements of Section 13 of the Exchange Act.

4.2 No Integration of Offerings or General Solicitation. None of the Company, its Affiliates or, to the knowledge of the Company, any person acting on its or any of their behalf has, directly or indirectly, sold, solicited any offer to buy or offered to sell, or will, directly or indirectly, sell, solicit any offer to buy or offer to sell, in the United States or to any United States citizen or resident, any security (as defined in the Securities Act) that is or would be integrated with the offering and sale of the Securities in a manner that would require the Securities (or the Underlying Securities upon conversion thereof) to be registered under the Securities Act. None of the Company, its Affiliates, or any person acting on its or any of their behalf has engaged or will engage, in connection with the offering of the Securities, in any form of general solicitation or general advertising within the meaning of Rule 502 under the Securities Act.

4.3 Incorporation and Good Standing of the Company. The Company is an exempted company that is duly organized or incorporated (as the case may be), validly existing and in good standing under the laws of the Cayman Islands and has the requisite power and authority to own, lease and operate its property and to conduct its business as currently conducted and as described in the SEC Documents. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership, leasing or operation of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not, individually or in the aggregate, reasonably be expected have a Material Adverse Effect. Each subsidiary of the Company has been duly organized, incorporated, formed or registered (as the case may be) and is validly existing and in good standing under the laws of its jurisdiction of, organization, incorporation, formation or registration, except to the extent the failure to be in good standing would not result in a Material Adverse Effect.

4.4 Capitalization. The authorized share capital of the Company consists of 1,100,000,000 Ordinary Shares, 50,000,000 Class B Ordinary Shares, par value $0.0001 per share (“Class B Shares”), 1,000,000,000 Class C Ordinary Shares, par value $0.0001 per share (“Class C Shares”), and 5,000,000 preference shares, par value $0.0001 per share (“Preference Shares”). As of January 31, 2022, there were (A) 118,527,784 Ordinary Shares outstanding, (B) 0 Class B Shares outstanding, (C) 640,924,026 Class C Shares outstanding, (D) 0 Preference Shares outstanding, (E) options to purchase an aggregate of 61,372,277 Ordinary Shares issued and outstanding, and (F) outstanding warrants to purchase an aggregate of 41,254,566 Ordinary Shares issued and outstanding. Since January 31, 2022, (i) the Company has only issued options, warrants or other rights to acquire Ordinary Shares in the ordinary course of business consistent with past practice and (ii) no shares were issued by the Company. All of the outstanding Ordinary Shares of the Company have been duly authorized and validly issued and are fully paid and non-assessable; and all of the outstanding shares, or membership interests, as applicable, of each subsidiary of the Company, have been duly authorized and validly issued, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims. Except as set forth above, the Company has not issued any securities, the holders of which have the right to vote with the shareholders of the Company on any matter. Except as provided in this Agreement, the Securities and the Indenture or in the Investor Rights Agreement and except as set forth in or contemplated by this Section 4.4, there are no existing options, warrants, calls, preemptive (or similar) rights, subscriptions or other rights, agreements or commitments obligating the Company to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of the Company or any securities convertible into or exercisable or exchangeable for such shares and there are no current outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any of its shares or any securities convertible into or exercisable or exchangeable for such shares. Except for the Investors Rights Agreement, there are no shareholders agreements, voting agreements, right of first offer or other similar agreements or understandings with respect to the Company’s shares or any of its subsidiaries’ capital stock to which the Company or any of its subsidiaries is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.

4.5 The Purchase Agreement. This Agreement and the transactions contemplated hereby have been duly authorized by the Company, and this Agreement has been duly executed and delivered by the Company and is a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles.

4.6 Use of Proceeds. The Company shall use the proceeds from the offer and sale of the Securities pursuant to the terms this Agreement to pay fees and expenses associated with the offering of the Securities and for general corporate purposes, which may include acquisitions and share repurchases carried out in accordance with the Articles and applicable law.

4.7 The Securities. The Securities have been duly authorized, executed and delivered by the Company and are valid and binding agreements of the Company, enforceable against the Company in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles.

4.8 The Indenture. The Indenture has been duly authorized, executed and delivered by the Company and is a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles.

4.9 Registration Rights Agreement. The Registration Rights Agreement has been duly authorized, executed and delivered by the Company and is a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles and except as rights to indemnification under the Registration Rights Agreement may be limited by applicable law.

4.10 The Underlying Securities. The number of Ordinary Shares issuable upon conversion of the Securities (assuming that the Company settles the conversion of all of the Securities for Ordinary Shares and including the number of additional Ordinary Shares by which the Conversion Rate (as such term is defined in the Indenture) may be increased upon conversion in connection with a Make-Whole Fundamental Change (as defined in the Indenture)) have been duly and validly authorized and reserved for issuance and, when issued and delivered in accordance with the provisions of the Securities and the Indenture, will be duly and validly issued and fully paid and non-assessable, and the issuance of such Ordinary Shares in accordance with the terms of the Indenture will not trigger the application of any preemptive rights.

4.11 No Conflicts. The issue and sale of the Securities (including the issuance of the Underlying Securities upon conversion thereof), the execution, delivery and compliance by the Company with all of the provisions of the Securities, the Indenture, this Agreement and the Registration Rights Agreement and the consummation of the transactions herein and therein contemplated (a) will not conflict with or result in a breach or violation of any of the terms or provisions of, constitute a default under, result in the termination of or accelerate the performance required by, or result in a right of termination or acceleration under, any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, and (b) will not violate (1) the provisions of the Articles of the Company or similar organizational documents of any of its subsidiaries or (2) any permit, government license, statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their properties, except, in the case of (a) or (b)(2) above, for conflicts, breaches or violations that would not, individually or in the aggregate, have a Material Adverse Effect.

4.12 No Consents. No consent, approval, authorization, order, registration or qualification of or with any such court, governmental agency or body or stock exchange is required for the issue and sale of the Securities (including the issuance of the Underlying Securities upon conversion thereof) or the consummation by the Company of the transactions contemplated by this Agreement, the Registration Rights Agreement, the Indenture or the Securities, except (i) the supplemental listing application with the NYSE and (ii) such other consents, approvals, authorizations, orders, registrations or qualifications as would not, individually or in the aggregate, have a Material Adverse Effect or as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Securities by the Purchasers.

4.13 Accurate Disclosure; Public Filings. (a) Each SEC Document did not, when filed, and the SEC Documents, as amended or supplemented through the date hereof, taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The SEC Documents, at the time they were filed with the SEC, complied in all material respects with the requirements of the Exchange Act and, to the extent applicable, the Securities Act.

(b) There are no contracts or other documents of a character that are required by the Exchange Act to be described in, or filed as an exhibit to, the SEC Documents which are not described or filed as required. Each description of a contract, document or other agreement in the SEC Documents accurately reflects in all material respects the terms of the contract, document or other agreement.

(c) No relationship, direct or indirect, exists between or among the Company, on the one hand, and the directors, officers, shareholders, customers or suppliers of the Company, on the other hand, that is required to be described in the SEC Documents which is not so described.

4.14 No Material Losses. Neither the Company nor any of its subsidiaries has sustained, since December 31, 2020, any material loss or interference with the business of the Company and its subsidiaries, taken as a whole, from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree otherwise than as set forth or contemplated in the SEC Documents.

4.15 No Manipulation. Prior to the date hereof, neither the Company nor any of its Affiliates has taken any action which is designed to or which has constituted or which would reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company in connection with the offering of the Securities.

4.16 No Violation. Neither the Company nor any of its subsidiaries is (A) in violation of its Articles or similar organizational documents or (B) in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except, in the case of clause (B), for such defaults as would not, individually or in the aggregate, have a Material Adverse Effect.

4.17 No Material Actions or Proceedings. Other than as set forth in the SEC Documents, there are no legal, administrative, arbitral or other proceedings, claims, actions or (to the Company’s knowledge) governmental investigations pending to which the Company or any of its subsidiaries or, to the Company’s knowledge, any officer or director of the Company, is a party or of which any property of the Company or any of its subsidiaries or, to the Company’s knowledge, any officer or director of the Company, is the subject (i) which if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a Material Adverse Effect or (ii) that challenge the validity of or seek to prevent the transactions contemplated by this Agreement; and, to the best of the Company’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others.

4.18 Company is Not an “Investment Company”. The Company is not and, after giving effect to the transactions contemplated by the offering and sale of the Securities and the application of the proceeds thereof, will not be, an “investment company”, as such term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”).

4.19 Independent Accountants. Ernst & Young LLP, who has certified certain financial statements of the Company and its subsidiaries, is an independent public accountant as required by the Securities Act and the rules and regulations of the SEC thereunder.

4.20 Internal Controls. (a) The Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that complies in all material respects with the requirements of the Exchange Act and has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States (“GAAP”). Other than as disclosed in the SEC Documents, the Company’s internal control over financial reporting is effective and the Company is not aware of any material weaknesses in its internal control over financial reporting.

(b) Since December 31, 2020, there has been no change in the Company’s internal control over financial reporting that has had a Material Adverse Effect, or is reasonably likely to have a Material Adverse Effect, on the Company’s internal control over financial reporting.

4.21 Preparation of Financial Statements. The historical financial statements of Cazoo Holdings Limited (“Holdings”) in the SEC Documents have been prepared from, and are in accordance with, the books and records of Holdings and present fairly in all material respects the financial condition, results of operations and cash flows of Holdings as of the dates and for the periods indicated, comply as to form in all material respects with the applicable accounting requirements of the Exchange Act and, to the extent applicable, the Securities Act, and have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods involved (except as otherwise noted therein).

4.22 Disclosure Controls and Procedures. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply in all material respects with the requirements of the Exchange Act; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities; and such disclosure controls and procedures are effective.

4.23 Anti-Bribery Laws. Neither the Company nor any of its subsidiaries, nor, to the Company’s knowledge, any other person associated with or acting on behalf of the Company or any of its subsidiaries, including, without limitation, any director, officer, agent or employee of the Company or any of its subsidiaries, has, while acting on behalf of the Company or any of its subsidiaries, (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to foreign or domestic government officials or employees from corporate funds; (iii) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or (iv) taken any action that would constitute a violation by such persons of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, or the UK Bribery Act 2010; and the Company has instituted and maintains policies and procedures reasonably designed to ensure compliance therewith in all material respects.

4.24 Sanctions. None of the Company, any of its subsidiaries or, to the Company’s knowledge, any director, officer, agent, affiliate or employee of the Company or any of its subsidiaries, is currently the subject or target of any trade, economic or financial sanctions laws, regulations, embargoes and restrictive measures (in each case having the force of law) administered or enforced by (a) the U.S. government including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department, (b) the European Union and enforced by its member states, (c) the United Nations or (d) Her Majesty’s Treasury (collectively “Sanctions”), nor is the Company or any of its subsidiaries organized, incorporated, formed or registered in or a resident of a country or territory that is the subject of comprehensive Sanctions; and the Company will not directly or indirectly use the proceeds from the sale of the Securities by the Company, or lend, contribute or otherwise make available such proceeds to any subsidiary, affiliate, joint venture partner or other person or entity for the purpose of (i) financing or facilitating the financing of the activities of or business with any person, or in any country or territory, that, at the time of such financing, is prohibited by applicable Sanctions or (ii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as an underwriter, advisor, investor or otherwise) of Sanctions.

4.25 Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, and with applicable money laundering statutes of all jurisdictions where the Company and its subsidiaries conduct business, applicable rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

4.26 Privacy Laws. The Company and its subsidiaries have complied, and are presently in compliance, with their privacy policies, their other third-party obligations and all applicable laws and regulations regarding the collection, use, transfer, storage, protection, disposal and disclosure by the Company and its subsidiaries of personally identifiable information except where the failure to so comply would not individually or in the aggregate have a Material Adverse Effect.

4.27 Brokers. Except for Goldman Sachs International (“Goldman Sachs”), there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement. No Purchaser shall be required to pay the fees of Goldman Sachs or any other broker, finder or other party retained by or on behalf of the Company in connection with the transactions contemplated by this Agreement.

4.28 Absence of Certain Changes. Since December 31, 2020, (i) except as disclosed in the SEC Documents, the Company and its subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business, and (ii) no events, changes or developments have occurred that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect.

4.29 No Piggybacking. Other than the Investor Rights Agreement, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to include in any registration statement filed pursuant to the Registration Rights Agreement any securities other than the Securities and the Ordinary Shares issued or issuable upon conversion of the Securities.

4.30 Compliance with Applicable Laws. Except as described in the SEC Documents, the Company and its subsidiaries are in compliance with, and conduct their respective businesses in conformity with, all applicable laws and regulations, except where the failure to so comply or conform would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.31 Listing and Maintenance Requirements. The Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and listed on the NYSE, and the Company has taken no action designed to (or which, to the knowledge of the Company, is reasonably likely to) have the effect of, terminating the registration of the Ordinary Shares under the Exchange Act or delisting the Ordinary Shares from the NYSE, nor has the Company received, as of the date hereof, any notification that the SEC or NYSE is contemplating terminating such registration or listing.

4.32 No Undisclosed Liabilities. As of the date hereof, there are no liabilities of the Company or any of its subsidiaries, except (i) liabilities reflected or reserved against in the financial statements contained in the SEC Documents, (ii) liabilities incurred since December 31, 2020 in the ordinary course of business and (iii) liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.33 Intellectual Property. Except as disclosed in the SEC Documents, the Company and its subsidiaries own, possess, license or have other rights to use, or could obtain on commercially reasonable terms, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the “Intellectual Property”), necessary for the conduct of their respective businesses as now conducted except to the extent that the failure to own, possess, license or otherwise hold adequate rights to use such Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed in the SEC Documents, (i) to the Company’s knowledge, there are no rights of third parties to any such Intellectual Property owned by the Company and its Subsidiaries except for in-licensed Intellectual Property, and except for licenses granted in the ordinary course to third parties or that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; (ii) to the Company’s knowledge, there is no infringement by third parties of any such Intellectual Property; (iii) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s and its subsidiaries’ rights in or to any such Intellectual Property; (iv) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property; (v) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company and its subsidiaries infringe or otherwise violate any patent, trademark, copyright, trade secret or other intellectual property rights of others and (vi) the Company and its subsidiaries have complied with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or such subsidiary, and all such agreements are in full force and effect, except, in the case of any of clauses (i)-(vi) above, as has been disclosed in the SEC Documents or would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

4.34 Title to Real and Personal Property. Except as set forth in the SEC Documents, the Company and its subsidiaries have good and marketable title to all items of real property described in the SEC Documents as being owned by them, good and valid title to all personal property described in the SEC Documents as being owned by them that are material to the businesses of the Company or such subsidiary, in each case free and clear of all liens, encumbrances and claims except where the failure to have such title or the existence of such liens, encumbrances and claims (i) do not materially interfere with the use made and proposed to be made of such property by the Company and any of its subsidiaries or (ii) would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Any real or personal property described in the SEC Documents as being leased by the Company and any of its subsidiaries is held by them under valid, existing and enforceable leases, other than exceptions that (A) do not materially interfere with the use made or proposed to be made of such property by the Company or any of its subsidiaries or (B) would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect. Each of the properties of the Company and its subsidiaries complies with all applicable codes, laws and regulations (including, without limitation, building and zoning codes, laws and regulations and laws relating to access to such properties), except for such failures to comply that would not, individually or in the aggregate, reasonably be expected to interfere in any material respect with the use made and proposed to be made of such property by the Company and its subsidiaries or otherwise have a Material Adverse Effect. None of the Company or its subsidiaries has received from any governmental entities any notice of any condemnation of, or zoning change affecting, the properties of the Company and its subsidiaries, and the Company knows of no such condemnation or zoning change which is threatened, except for such that would not reasonably be expected to interfere in any material respect with the use made and proposed to be made of such property by the Company and its subsidiaries or otherwise have a Material Adverse Effect, individually or in the aggregate.

4.35 All Necessary Permits. The Company and its subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses except where the failure to possess such certificates, authorizations or permits would not have a Material Adverse Effect, and neither the Company nor any of its subsidiaries has received any written notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have, individually or in the aggregate, a Material Adverse Effect, except as described in the SEC Documents

Article 5

Representations and Warranties of the Purchasers

5.1 Representations and Warranties of Purchaser. Each Purchaser hereby represents and warrants to the Company, severally (on behalf of itself) and not jointly, as of the date hereof and as of the Closing Date that:

5.1.1 Organization; Authority. Such Purchaser is an entity duly organized, incorporated, formed or registered (as the case may be) validly existing and in good standing under the laws of the jurisdiction of its organization, incorporation, formation or registration with the requisite corporate or partnership power and authority to enter into and to consummate the transactions contemplated by this Agreement and the Registration Rights Agreement and otherwise to carry out its obligations hereunder and thereunder.

5.1.2 Purchase Agreement. This Agreement has been duly authorized, executed and delivered by such Purchaser and is a valid and binding agreement of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles.

5.1.3 Registration Rights Agreement. The Registration Rights Agreement has been duly authorized, executed and delivered by such Purchaser and is a valid and binding agreement of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles.

5.1.4 No Conflicts. The execution, delivery and performance by such Purchaser of this Agreement and the Registration Rights Agreement and the consummation by such Purchaser of the transactions contemplated hereby and thereby contemplated (a) will not conflict with or result in a breach or violation of any of the terms or provisions of, constitute a default under, result in the termination of or accelerate the performance required by, or result in a right of termination or acceleration under, any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which such Purchaser is a party or by which such Purchaser is bound or to which any of the property or assets of such Purchaser is subject, and (b) will not violate (1) the provisions of the organizational documents of such Purchaser or (2) any permit, government license, statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over such Purchaser or any of its properties, except, in the case of (a) or (b)(2) above, for conflicts, breaches or violations that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Purchaser to perform its obligations hereunder.

5.1.5 No Consents. No consent, approval, authorization, order, registration or qualification of or with any such court or governmental agency or body is required to be obtained by such Purchaser for the purchase of the Securities or the consummation by such Purchaser of the transactions contemplated by this Agreement, the Registration Rights Agreement, the Indenture or the Securities, except such consents, approvals, authorizations, orders, registrations or qualifications as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Purchaser to perform its obligations hereunder.

5.1.6 Investment Intent. Such Purchaser understands that the Securities are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Securities and, upon conversion of the Securities, will acquire any Underlying Securities as principal for its own account and not with a view to, or for distributing or reselling such securities or any part thereof in violation of the Securities Act or any applicable state securities laws. Such Purchaser is acquiring the Securities hereunder in the ordinary course of its business. Such Purchaser does not presently have any agreement, plan or understanding, directly or indirectly, with any Person to distribute or effect any distribution of any of the Securities (or any securities which are derivatives thereof) to or through any person or entity; such Purchaser is not a registered broker-dealer under Section 15 of the Exchange Act or an entity engaged in a business that would require it to be so registered as a broker-dealer.

5.1.7 Purchaser Status. Such Purchaser (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) satisfying the applicable requirements set forth on Schedule II, (ii) is purchasing the Securities only for its own account and not for the account of others, or if such Purchaser is purchasing the Securities as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer and such Purchaser has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Schedule II following the signature pages hereto). Such Purchaser is not an entity formed for the specific purpose of acquiring the Securities. Such Purchaser (i) is an institutional account as defined in FINRA Rule 4512(c) and (ii) is a sophisticated investor, experienced in investing in private transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or Securities.

5.1.8 General Solicitation. Such Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication or general solicitation regarding the Securities.

5.1.9 Experience of Such Purchaser. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. Such Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

5.1.10 Access to Information. Such Purchaser acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Securities. Such Purchaser acknowledges that it has had (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its subsidiaries and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; (iii) an opportunity to seek, and has sought, such accounting, legal, business and tax advice as such Purchaser has considered necessary to make an informed investment decision; and (iv) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

5.1.11 Brokers and Finders. There is no broker, finder or other party that is entitled to receive from such Purchaser any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement. The Company shall not be required to pay the fees of any broker, finder or other party acting on behalf of such Purchaser in connection with the transactions contemplated by this Agreement.

5.1.12 Independent Investment Decision. Such Purchaser has independently evaluated the merits of its decision to purchase Securities pursuant to this Agreement, and such Purchaser confirms that it has not relied on the advice of any other Purchaser’s business and/or legal counsel in making such decision. Such Purchaser understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Purchaser in connection with the purchase of the Securities constitutes legal, tax or investment advice. Such Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Securities. Such Purchaser understands that Goldman Sachs has acted solely as the agent of the Company in this placement of the Securities and such Purchaser has not relied on the business or legal advice of Goldman Sachs or any of its agents, counsel or Affiliates in making its investment decision hereunder, and confirms that none of such persons has made any representations or warranties to such Purchaser in connection with the transactions contemplated by this Agreement. The Purchaser acknowledges that certain information provided by the Company to the Purchaser constitute forward-looking information and are based on projections, and that such forward-looking information and projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.

5.1.13 Reliance on Exemptions. Such Purchaser understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Purchaser’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of such Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Securities.

5.1.14 No Governmental Review. Such Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

5.1.15 Patriot Act. Such Purchaser is not, and is not owned or controlled by or acting on behalf of (in connection with the Transaction), a Sanctioned Person (as defined below). Such Purchaser is not a non-U.S. shell bank or providing banking services to a non-U.S. shell bank. Such Purchaser represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that such Purchaser maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Such Purchaser also represents that, to the extent required by applicable law, it maintains, either directly or through the use of a third-party administrator, policies and procedures reasonably designed for the screening of any investors against Sanctions-related lists of blocked or restricted persons. Such Purchaser further represents and warrants that the funds held by such Purchaser and used to purchase the Securities are derived from lawful activities. For purposes of this Agreement, “Sanctioned Person” means at any time any person or entity: (a) who is listed on any Sanctions-related list of designated or blocked or restricted persons; (b) owned or controlled by or acting on behalf of any of the foregoing, or (c) organized, located or resident in Cuba, Iran, North Korea, Syria, the Crimea region or Ukraine, or any other country or territory embargoed or subject to comprehensive territorial Sanctions.

5.1.16 No Employees or Employee Benefit Plans. If such Purchaser is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, such Purchaser represents and warrants that (i) neither the Company nor any of its respective has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Securities, and none of the Company nor its Affiliates shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Securities.

5.1.17 Regulation M. Such Purchaser is aware that the anti-manipulation rules of Regulation M under the Exchange Act may apply to purchases of Ordinary Shares and other activities with respect to the Ordinary Shares by the Purchasers.

5.1.18 Residency. Such Purchaser’s residence (if an individual) or offices in which its investment decision with respect to the Securities was made (if an entity) are located at the address immediately below such Purchaser’s name on its signature page hereto.

5.1.19 United Kingdom Purchasers. For any Purchaser within the United Kingdom, such Purchaser is a person to whom any communication that is a “financial promotion” as referred to in the United Kingdom Financial Services and Markets Act 2000 (“FSMA”), may lawfully be issued, directed or otherwise communicated without the need for such communication to be approved, made or directed by an “authorized person” as referred to in FSMA. Without limitation to the foregoing, if the communication is made to a Purchaser in the United Kingdom, such Purchaser is a person: (i) who has professional experience in matters relating to investments and who is an investment professional as referred to in Article 19(5) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”); and/or (ii) a person to whom Article 49(2) of the Financial Promotions Order applies including a body with net assets of at least £5 million; and/or (iii) a sophisticated investor as referred to in Article 50A of the Financial Promotions Order; and/or (iv) a high net worth individual as referred to in Article 48 of the Financial Promotions Order; and/or (v) a person to whom Article 43 of the Financial Promotions Order applies.

5.1.20 Accuracy of Accredited Investor Questionnaire. The Accredited Investor Questionnaire set forth in Schedule II delivered by such Purchaser in connection with this Agreement is complete and accurate in all respects as of the date of this Agreement.

The Company and each of the Purchasers acknowledge and agree that no Purchaser has made or makes any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Section 5.

Article 6

Additional Covenants

6.1 No Integration. The Company agrees that it will not and will cause its Affiliates not to sell, offer for sale or solicit offers to buy any security of the Company of any class if, as a result of the doctrine of “integration” referred to in Rule 502 under the Securities Act, such sale, offer for sale or solicitation of an offer to buy would render invalid (for the purpose of the sale of the Securities by the Company to the Purchasers) the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof or otherwise.

6.2 DTC. If the Securities are not eligible to be delivered through DTC, the Company shall use its commercially reasonable efforts to make the Securities eligible to trade through DTC as soon as practicable following the date hereof. If the Securities are eligible as of the date hereof to be delivered through DTC, the Company shall use its commercially reasonable efforts to ensure that the Securities remain eligible to trade through DTC until the Securities have all been converted, repaid, repurchased or redeemed.

6.3 Transfer Agent. The Company shall engage and maintain, at its expense, a registrar and transfer agent for the Ordinary Shares.

6.4 Available Securities. The Company will reserve and keep available at all times, free of preemptive or other similar rights or contractual encumbrances, the full number of Underlying Securities.

6.5 No Restricted Resales. During the period from the Closing until one year after the Closing, the Company will not, and will not permit any of its affiliates (as defined in Rule 144 under the Securities Act) that it controls at such time to, resell any of the Securities that constitute “restricted securities” under Rule 144 that have been reacquired by any of them, except for Securities purchased by the Company or any such affiliates and resold in accordance with the Securities Act.

6.6 Efforts. Subject to the terms and conditions of this Agreement and applicable law, each of the Parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations or otherwise to consummate and make effective the transactions contemplated by this Agreement, as soon as practicable, including such actions or things as any other Party hereto may reasonably request in order to cause any of the conditions to such other Party’s obligation to consummate the Transactions.

6.7 Transfer Restrictions.

6.7.1 Except as permitted by Section 6.7.2, each Purchaser shall not Transfer (x) Securities or (y) Ordinary Shares issuable upon conversion of the Securities (together, the “Locked-Up Securities”), beneficially owned or owned of record by such Purchaser on the date hereof or, in the case of Ordinary Shares referred to in clause (y) above, acquired after the date hereof, until the earliest of: (i) the date that is 270 days from the date of this Agreement, (ii) such date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their ordinary shares of the Company for cash, securities or other property and (iii) the occurrence of a Fundamental Change (as defined in the Indenture) (the “Lock-Up Period”).

6.7.2 The provisions of Section 6.7.1 shall not apply to (the “Permitted Transfers”):

(a) Transfers to the Company and any of its subsidiaries or with the prior written consent of the Company;

(b) the Lead Investor and its Affiliates shall be entitled to make Transfers or distributions in kind to such Person’s limited or other partners, members or other equityholders as of the Closing Date, to the extent such partners, members or other equityholders are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) and provided that each such partner, member or other equityholder completes Schedule II hereto;

(c) Transfer to a Third Party for cash solely to the extent that all of the net proceeds of such sale are solely used to satisfy a bona fide margin call (i.e., posted as collateral) pursuant to a Permitted Loan, or repay a Permitted Loan to the extent necessary to satisfy a bona fide margin call on such Permitted Loan or avoid a bona fide margin call on such Permitted Loan;

(d) Transfers of Locked-Up Securities as a bona fide gift;

(e) if such Purchaser is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, Transfers to another corporation, partnership, limited liability company, trust or other business entity that is an Affiliate of such Purchaser;

(f) Transfers by operation of law or pursuant to a court or regulatory order; and

(g) tender of any Ordinary Shares into a Third Party Tender/Exchange Offer (and any related conversion of Securities to the extent required to effect such Third Party Tender/Exchange Offer), and any transfer effected pursuant to any merger, consolidation or similar transaction consummated by the Company (for the avoidance of doubt, if such Third Party Tender/Exchange Offer does not close for any reason, the restrictions on transfer contained herein shall continue to apply to any Ordinary Shares received pursuant to the conversion of any Securities that had previously been converted to participate in any such tender or exchange offer);

provided, however, that in the case of any Transfer pursuant to Sections 6.7.2.(b), (d) or (e), each donee, distributee or other transferee shall agree in writing, in form and substance reasonably satisfactory to the Company, to be bound by the provisions of this Section 6.7.2 and, in the case of any Transfer pursuant to Section 6.7.2(f), the transferor shall use commercially reasonable efforts to cause the transferee to enter into such agreement.

6.7.3 Notwithstanding the foregoing, any Purchaser (or a controlled Affiliate of the Purchaser) shall be permitted to mortgage, hypothecate, and/or pledge the Securities and/or the Ordinary Shares of the Company issuable or issued upon conversion of the Securities in respect of any bona fide financing arrangements of such Purchaser or its controlled Affiliates, including one or more bona fide purpose (margin) or bona fide non-purpose loans (each such financing arrangement, a “Permitted Loan”). Any Permitted Loan entered into by such Purchaser or its controlled Affiliates shall be with one or more financial institutions and nothing contained in this Agreement shall prohibit or otherwise restrict the ability of any lender (or its securities affiliate) or collateral agent to foreclose upon and sell, dispose of or otherwise transfer the Securities and/or Ordinary Shares of the Company (including Ordinary Shares of the Company received upon conversion of the Securities following foreclosure on a Permitted Loan) mortgaged, hypothecated and/or pledged to secure the obligations of the borrower following an event of default under a Permitted Loan. Notwithstanding the foregoing or anything to the contrary herein, in the event that any lender or other creditor under a Permitted Loan transaction (including any agent or trustee on their behalf) or any affiliate of the foregoing exercises any rights or remedies in respect of the Securities or the Ordinary Shares of the Company issuable or issued upon conversion of the Securities or any other collateral for any Permitted Loan, no lender, creditor, agent or trustee on their behalf or affiliate of any of the foregoing (other than, for the avoidance of doubt, Purchaser or any of its Affiliates) shall be entitled to any rights or have any obligations or be subject to any transfer restrictions or limitations hereunder.

6.7.4 The Securities and the Ordinary Shares issued or issuable upon conversion of the Securities shall be stamped or otherwise imprinted with a legend in substantially the following form:

THE SECURITIES EVIDENCED HEREIN ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND CERTAIN OTHER AGREEMENTS, SET FORTH IN THE PURCHASE AGREEMENT, DATED AS OF FEBRUARY 9, 2022, BY AND AMONG THE COMPANY AND THE PURCHASERS PARTY THERETO.

6.8 Antitrust Approval. The Company and each Purchaser acknowledge that one or more filings under the HSR Act or foreign antitrust laws may be necessary in connection with the issuance of the Securities and the Ordinary Shares upon conversion of the Securities. Each Purchaser will promptly notify the Company if any such filing is required on the part of such Purchaser. To the extent reasonably requested, the Company, each Purchaser and any other applicable Affiliate of such Purchaser will use reasonable efforts to cooperate in timely making or causing to be made all applications and filings under the HSR Act or any foreign antitrust requirements in connection with the issuance of the Securities and the Ordinary Shares upon conversion of the Securities held by each Purchaser or any Purchaser Affiliate in a timely manner and as required by the law of the applicable jurisdiction; provided that, notwithstanding in this Agreement to the contrary, the Company shall not have any responsibility or liability for failure of any Purchaser or any of their respective Affiliates to comply with any applicable law. For as long as there are Securities outstanding and owned by any Purchaser or their respective Affiliates, the Company shall as promptly as reasonably practicable provide such information regarding the Company and its Subsidiaries as any such Purchaser may reasonably request in order to determine what foreign antitrust requirements may exist with respect to any potential conversion of the Securities. Except as set forth in Section 8.8, each Purchaser shall be responsible for the payment of the filing fees associated with any such applications or filings.

Article 7

Termination

7.1 Termination. This Agreement may be terminated at any time prior to the Closing, only in the following manner:

(a) By mutual written agreement of the Company and a Purchaser, only with respect to the respective rights and obligations of the Company and such Purchaser(s); or

(b) By the Company upon written notice to the Purchasers or, solely with respect to the sale of the Securities to be purchased by it, by any Purchaser upon written notice to the Company if the Closing shall not have occurred sixty (60) days after the signing of this Agreement; provided, that such date may be extended by written notice by the Company or (solely with respect to the sale of the Securities to be purchased by it) any Purchaser, as the case may be, for a period not to exceed an additional thirty (30) days, if the reason for such extension is the failure to satisfy one or more conditions to the applicable Closing and such Purchaser or the Company, as the case may be, reasonably believes that condition(s) to such Closing can be satisfied by the new termination deadline. Notwithstanding the foregoing, termination under this provision shall not be available to the requesting Party if the applicable Closing has not occurred solely by reason of any breach by such requesting Party under this Agreement.

7.2 Effect of Termination. In the event of any termination of this Agreement pursuant to Section 7.1, upon the effectiveness of such termination, this Agreement shall become null and void and have no further effect, with no liability on the part of the Company or the Purchasers (or the applicable Purchaser, as the case may be), or their respective Affiliates, with respect to this Agreement, except (a) for the terms of this Section 7.2 and Article 8, which shall survive the termination of this Agreement and (b) that nothing in this Section 7.2 shall relieve any party hereto from liability or damages incurred or suffered by any other party resulting from any failure of such first party to perform a covenant thereof prior to such termination.

Article 8

Miscellaneous

8.1 Notices. Any notice, statement, demand, claim, offer or other written instrument required or permitted to be given pursuant to this Agreement shall be in writing signed by the Party giving such notice and shall be sent by electronic mail, facsimile, hand messenger delivery, overnight courier service, or certified mail (receipt requested) to the other Party at the address set forth below:

(a)	If to the Company, to it at:

Cazoo Group Ltd
41 Chalton Street
London
NW11JD
Attention: Ned Staple
E-mail: ned.staple@cazoo.co.uk

with a copy to:

Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue
New York, NY 10022
Attention: Valerie Ford Jacob
E-mail: valerie.jacob@freshfields.com

If to the Purchasers:

At the contact information provided on such Purchaser’s signature page hereto.

Each Party shall have the right to change the place to which notices shall be sent or delivered or to specify one additional address to which copies of notices may be sent, in either case by similar notice sent or delivered in like manner to the other Party. Any notice shall be deemed to be given and received (i) when so delivered personally (or, if delivered after 5:00 p.m. (New York City time), the following Business Day), (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email (or, if delivered after 5:00 p.m. (New York City time), the following Business Day), (iii) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) three (3) Business Days after the date of mailing.

8.2 Survival. All covenants and agreements contained herein, other than those which by their terms apply in whole or in part at or after the Closing (which shall survive the Closing), shall terminate as of the Closing (or the earlier termination of this Agreement), provided nothing herein shall relieve any party of liability for any breach of such covenant or agreement before such termination. Except for the representations and warranties contained in Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.6, 4.7, 4.8, 4.9, 4.10, 4.11, 4.12, 4.27, 4.29 and 4.31 and the representations and warranties contained in Article 5, which shall survive the Closing indefinitely, the representations and warranties made herein shall survive for six (6) months following the Closing Date and shall then expire; provided that nothing herein shall relieve any party of liability for any inaccuracy or breach of such representation or warranty to the extent that any good faith allegation of such inaccuracy or breach is made in writing prior to such expiration.

8.3 Entire Agreement; Amendments. This Agreement and any ancillary agreements among the Parties delivered in connection herewith constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, of the Parties with respect to the subject matter hereof. Any oral representations or modifications concerning this instrument shall be of no force or effect unless contained in a subsequent written modification signed by the party to be charged. This Agreement may be amended, waived or modified only by a written instrument executed by the Parties.

8.4 Successors and Assigns. Subject to Section 6.7 hereof, this Agreement shall be binding upon, and shall inure to the benefit of, and shall be enforceable by, the Parties and their respective successors and permitted assigns; provided, that, such successor or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement, makes the representations and warranties in Section 5 and completes Schedule II hereto. Subject to Section 6.7 hereof, in the event of such a transfer or assignment, such Purchaser shall (1) update Schedule I to provide the information required therein and (2) give notice to the Company of such transfer or assignment. Neither this Agreement, nor any right hereunder, may be assigned by any Purchaser without the prior written consent of the Company and neither this Agreement, nor any right hereunder, may be assigned by the Company without the prior written consent of the Lead Investor; except that, subject to Section 6.7 hereof, consent shall not be required for an assignment by such Purchaser to any Affiliate of the Purchaser, provided that such Purchaser shall provide written notice to the Company of any such assignment. For the avoidance of doubt, no third party to whom any of the Securities or Ordinary Shares are transferred shall have any rights or obligations under this Agreement.

8.5 Taxation. Each Purchaser acknowledges and agrees that it will provide the Company or its agents with any correct, complete and accurate information or documentation that may be required, and will timely furnish the Company or its agents with any tax forms or certifications, properly completed and signed, where applicable that the Company or its agents reasonably request from time to time, in each case, in order to (i) make payments to the beneficial owner without, or at a reduced rate of, withholding, (ii) qualify for a reduced rate of withholding in any jurisdiction from or through which payments are made or received and (iii) satisfy reporting and other obligations under applicable law or regulation, including (A) the Cayman Islands Tax Information Authority Act (as amended), and together with any rules, regulations and guidance notes made pursuant thereto and (B) the Organization for Economic Cooperation and Development’s Standard for Automatic Exchange of Financial Account Information – Common Reporting Standard as implemented by the Cayman Islands.

8.6 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED IN SUCH STATE WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES THEREOF THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. The Company agrees that any suit or proceeding arising in respect of this Agreement engagement will be tried exclusively in the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in The City and County of New York and the Company agrees to submit to the jurisdiction of, and to venue in, such courts.

8.7 Jury Trial. The Company and each of the Purchasers hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

8.8 Expenses, Etc. Each of the Company and each Purchaser shall bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, the Company shall reimburse the Lead Investor for its reasonable and documented out-of-pocket expenses (including legal fees and expenses) in connection with this Agreement and the transactions contemplated hereby in an amount up to $300,000.

8.9 Captions. The captions contained in this Agreement are for convenience and reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision contained herein.

8.10 Severability. The invalidity or unenforceability of any section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other section, paragraph or provision hereof. If any section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

8.11 Counterparts. This Agreement may be executed in one or more counterparts, including by facsimile, electronic or PDF signature, each of which shall constitute an original but all of which, taken together, shall constitute but one agreement.

8.12 No Waiver. Any failure of a Party to enforce any of the provisions of this Agreement or to require compliance with any of its terms at any time during the pendency of this Agreement shall in no way affect the validity of this Agreement, or any part hereof, and shall not be deemed a waiver of the right of such Party thereafter to enforce any and each such provision.

8.13 Damages Waiver; Specific Performance. No Party shall be liable for any special, punitive, exemplary, indirect or incidental damages or any other damages that were not reasonably foreseeable. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each party agrees that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it, whether in law or equity) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

8.14 Public Announcements. The press release related to this Agreement and the transactions contemplated hereby shall be agreed upon by the Company and the Lead Investor; provided, however, that the Company may make such disclosures and regulatory filings in connection with the transactions contemplated hereby to the extent required by applicable law, rule or regulation in the Company’s discretion; provided further that the Company shall, to the extent reasonably practicable, give the Lead Investor a reasonable opportunity to review in advance of such disclosure, and consider any comments of the Lead Investor in good faith.

8.15 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against the entities that are expressly named as parties hereto and their respective successors and assigns (including any Person that executes and delivers a joinder agreement hereto). Except as set forth in the immediately preceding sentence, no past, present or future director, officer, employee, incorporator, member, partners, stockholder, Affiliate, agent, attorney, advisor or representative of any party hereto (collectively, the “Specified Persons”) shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

CAZOO GROUP LTD

By:	/s/ Stephen Morana
Name: Stephen Morana
Title: Director

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

PURCHASER:

VIKING GLOBAL EQUITIES MASTER LTD.

By:	Viking Global Performance LLC, its Investment Manager

By:	/s/ Katerina Novak
	Name:	Katerina Novak
	Title:	Authorized Signatory

Address:

[Signature Page - Purchase Agreement]

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

PURCHASER:

VIKING GLOBAL EQUITIES II LP

By:	Viking Global Performance LLC, its Investment Manager

By:	/s/ Katerina Novak
	Name:	Katerina Novak
	Title:	Authorized Signatory

Address:

[Signature Page - Purchase Agreement]

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

PURCHASER:

FARALLON CAPITAL PARTNERS, L.P.

By:	Farallon Capital Management, L.L.C. Its Investment Manager

By:	/s/ Colby T. Clark
	Name:	Colby T. Clark
	Title:	Managing Member

Address:

[Signature Page - Purchase Agreement]

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

PURCHASER:

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

By:	Farallon Capital Management, L.L.C. Its Investment Manager

By:	/s/ Colby T. Clark
	Name:	Colby T. Clark
	Title:	Managing Member

Address:

[Signature Page - Purchase Agreement]

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

PURCHASER:

FOUR CROSSINGS INSTITUTIONAL PARTNERS V, L.P.

By:	Farallon Capital Management, L.L.C. Its Investment Manager

By:	/s/ Colby T. Clark
	Name:	Colby T. Clark
	Title:	Managing Member

Address:

[Signature Page - Purchase Agreement]

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

PURCHASER:

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

By:	Farallon Capital Management, L.L.C. Its Investment Manager

By:	/s/ Colby T. Clark
	Name:	Colby T. Clark
	Title:	Managing Member

Address:

[Signature Page - Purchase Agreement]

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

PURCHASER:

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

By:	Farallon Capital Management, L.L.C. Its Investment Manager

By:	/s/ Colby T. Clark
	Name:	Colby T. Clark
	Title:	Managing Member

Address:

[Signature Page - Purchase Agreement]

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

PURCHASER:

FARALLON CAPITAL F5 MASTER I, L.P.

By:	Farallon Capital Management, L.L.C. Its Investment Manager

By:	/s/ Colby T. Clark
	Name:	Colby T. Clark
	Title:	Managing Member

Address:

[Signature Page - Purchase Agreement]

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

PURCHASER:

FARALLON CAPITAL (AM) INVESTORS, L.P.

By:	Farallon Capital Management, L.L.C. Its Investment Manager

By:	/s/ Colby T. Clark
	Name:	Colby T. Clark
	Title:	Managing Member

Address:

[Signature Page - Purchase Agreement]

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

PURCHASER:

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.

By:	Farallon Capital Management, L.L.C. Its Investment Manager

By:	/s/ Colby T. Clark
	Name:	Colby T. Clark
	Title:	Managing Member

Address:

[Signature Page - Purchase Agreement]

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

PURCHASER:

MIC CAPITAL MANAGEMENT 38 RSC LTD

By:	/s/ Hani Barhoush
	Name:	Hani Barhoush
	Title:	Director

By:	/s/ Matthew Ryan
	Name:	Matthew Ryan
	Title:	Director

Address:

[Signature Page - Purchase Agreement]

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

PURCHASER:

Inherent ESG Opportunity Master, LP

By:	/s/ Danielle Schaefer
	Name:	Danielle Schaefer
	Title:	CFO of Inherent Group, LP its investment manager
	By:	Inherent Group GP, LLC its general partner

Address:

[Signature Page - Purchase Agreement]

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

PURCHASER:

Inherent Credit Opportunities Master, LP

By:	/s/ Danielle Schaefer
	Name:	Danielle Schaefer
	Title:	CFO of Inherent Group, LP its investment manager
	By:	Inherent Group GP, LLC its general partner

Address:

[Signature Page - Purchase Agreement]

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

PURCHASER:

Inherent Private Opportunities 2021, LP

By:	/s/ Danielle Schaefer
	Name:	Danielle Schaefer
	Title:	CFO of Inherent Group, LP its investment manager
	By:	Inherent Group GP, LLC its general partner

Address:

[Signature Page - Purchase Agreement]

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

PURCHASER:

SENATOR GLOBAL OPPORTUNITY MASTER FUND L.P.

By:	/s/ Evan Gartenluab
	Name:	Evan Gartenluab
	Title:	Authorized Person of its General Partner

Address:

[Signature Page - Purchase Agreement]

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

PURCHASER:

D1 CAPITAL PARTNERS MASTER LP

By:	D1 Capital Partners GP Sub LLC, its General Partner

By:	/s/ Amanda Hector
	Name:	Amanda Hector
	Title:	General Counsel and Chief Compliance Officer

Address:

[Signature Page - Purchase Agreement]

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

PURCHASER:

Diameter Master Fund LP

By:	Diameter Capital Partners LP, solely on its behalf as Investment Manager

By:	/s/ Shailini Rao
	Name:	Shailini Rao
	Title:	General Counsel and CCO

Address:

[Signature Page - Purchase Agreement]

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

PURCHASER:

Diameter Dislocation Master Fund LP

By:	Diameter Capital Partners LP, solely on its behalf as Investment Manager

By:	/s/ Shailini Rao
	Name:	Shailini Rao
	Title:	General Counsel and CCO

Address:

[Signature Page - Purchase Agreement]

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

PURCHASER:

Tru Arrow Technology Partners I, LP

By:	/s/ Glenn Fuhrman
	Name:	Glenn Fuhrman
	Title:	Managing Member

Address:

PURCHASER:

Arleon LLC A Series of Virtru PE LLC, A Delaware Series LLC

By:	/s/ Glenn Fuhrman
	Name:	Glenn Fuhrman
	Title:	President, Virtru IP, its Managing Member

Address:

[Signature Page - Purchase Agreement]

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

PURCHASER:

WCH 2022 Quad, LLC

By:	/s/ Daniel S. Och
	Name:	Daniel S. Och
	Title:	Manager

Address:

[Signature Page - Purchase Agreement]

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

PURCHASER:

WCH Holdings 1, LLC

By:	/s/ Daniel S. Och
	Name:	Daniel S. Och
	Title:	Manager

Address:

[Signature Page - Purchase Agreement]

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

PURCHASER:

JADOFF Investments, LP

By:	/s/ Daniel S. Och
	Name:	Daniel S. Och
	Title:	Manager

Address:

[Signature Page - Purchase Agreement]

IN WITNESS WHEREOF, the Purchasers and the Company have caused this Agreement to be duly executed and delivered.

PURCHASER:

Chescaplq LLC

By:	/s/ Mark Lerner
	Name:	Mark Lerner
	Title:	Vice President C P Management, L.L.C. as Managing Member of Chescapmanager LLC as Managing Member of Chescaplq LLC

Address:

[Signature Page - Purchase Agreement]